UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

CLEAR CHANNEL COMMUNICATIONS, INC.
(Name of Issuer)
Common Stock, $0.10 par value per share
(Title of Class of Securities)
184502102
(CUSIP Number)
L. Lowry Mays
Clear Channel Communications, Inc.
200 East Basse Road
San Antonio, TX 78209-8328
(210) 822-2828
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 16, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	184502102	Page	2	of	5

1	NAMES OF REPORTING PERSONS: L. Lowry Mays

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		31,566,109

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		31,566,109

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	31,566,109

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	6.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	184502102	Page	3	of	5
SCHEDULE 13D/A
     The Statement on Schedule 13D, as amended, to which this amendment relates, filed pursuant to the rules and regulations of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by L. Lowry Mays (the “Reporting Person”), relating to the common stock, par value $.10 per share (“Common Stock”), of Clear Channel Communications, Inc. (the “Issuer”), is hereby amended as follows.
Item 2. Identity and Background.
(a)	Name of the reporting person:

L. Lowry Mays

(b)	The business address of the reporting person is 200 East Basse Road, San Antonio, Texas 78209.

(c)	Mr. L. Lowry Mays is principally engaged in the media business.

Employer: Clear Channel Communications, Inc.

Principal Business: Media

Address: 200 East Basse Road, San Antonio, Texas 78209
     (d) - (e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has the Reporting Person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in the Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	Mr. Mays is a United States citizen.
Item 4. Purpose of the Transaction.
     On November 16, 2006, the Issuer announced in a press release that it had entered into a definitive merger agreement (the “Merger Agreement”) with a group co-led by Thomas H. Lee Partners, L.P. and Bain Capital Partners, LLC (the “Buyer Parties”), pursuant to which the group will acquire the Issuer and the Issuer’s shareholders will receive $37.60 in cash for each share of Common Stock they hold.
     The Reporting Person intends to reinvest a portion of his Common Stock alongside the Buying Parties in connection with the transactions contemplated by the Merger Agreement, thereby maintaining an on-going investment in the Issuer following the consummation of the Merger.

CUSIP No.	184502102	Page	4	of	5
Item 5. Interest in Securities of the Issuer.
     (a) The aggregate number of shares of Common Stock beneficially owned by the Reporting Person as of the date hereof is 31,566,109. These shares include (i) 86,436 shares directly owned by the Reporting Person, (ii) 2,994,525 shares issuable currently or within 60 days upon exercise of outstanding options, (iii) 48,456 shares held by trusts of which the Reporting Person is the trustee, but not the beneficiary, (iv) 26,801,698 shares held by LLM Partners Ltd of which the Reporting Person shares control of the sole general partner and (v) 1,532,120 shares held by the Mays Family Foundation and 102,874 shares held by the Clear Channel Foundation over which the Reporting Person has either sole or shared investment or voting authority.
     The percentage of outstanding shares of Common Stock beneficially owned by the Reporting Person (determined in accordance with Rule 13d-3 under Exchange Act) was calculated based on 493,794,750 outstanding shares of Common Stock, which the Issuer advised the Reporting Person represents the number of outstanding shares of Common Stock as of November 10, 2006.

CUSIP No.	184502102	Page	5	of	5
Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 16, 2006

/s/ L. LOWRY MAYS
L. Lowry Mays